Exhibit 99.3

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone: +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

Not for release to US wire services or distribution in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

Results of Retail Entitlement Offer

Further to the announcement on 4 April 2018, Sundance Energy Australia Limited (ASX: SEA) (Company) announced today the successful completion of the retail component of its fully underwritten* 1 for 1 accelerated non-renounceable entitlement offer (Retail Entitlement Offer).

Completion of the Retail Entitlement Offer represents the second and final stage of the Company’s approximately A$73.9 million entitlement offer (Entitlement Offer). The Entitlement Offer was announced on Thursday, 15 March 2018. The institutional component of the Entitlement Offer completed on Thursday, 15 March 2018 raising approximately A39.8 million, as announced to ASX on Friday, 16 March 2018.

Summary of the Retail Entitlement Offer

Applications were received under the Retail Entitlement Offer for approximately A$4.8 million in new fully paid ordinary shares in Sundance (New Shares).

Approximately 14.2% of available retail entitlements (Entitlements) were taken up under the Retail Entitlement Offer by eligible Sundance retail shareholders. Applicants under the Top-Up Facility have been allocated New Shares in full and no scale-back was applied to applications.

Approximately 497 million New Shares, representing Entitlements not taken up by eligible retail shareholders and the Entitlements of ineligible retail shareholders, will be taken up by Euroz Securities Limited and Morgans Corporate Limited as underwriters and/or allocated to sub-underwriters.

New Shares to be issued under the Retail Entitlement Offer will rank equally with existing Sundance ordinary shares in all respects. The settlement date for shortfall shares under the Retail Entitlement Offer is expected to be Monday, 9 April 2018. New Shares under the Retail Entitlement Offer are expected to be issued on Tuesday, 10 April 2018 and commence trading on ASX on Wednesday, 11 April 2018.

Shareholder Enquiries

Retail shareholders who have questions relating to the Retail Entitlement Offer should speak with their broker or adviser and/or call the Shareholder Information Line on 1300 556 161 (within Australia) or +61 3 9415 4000 (outside Australia) from 8.30am to 5.30pm (Sydney time) Monday to Friday.

This announcement is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or any other law (and will not be lodged with the Australian Securities and Investments Commission). The announcement is not and should not be considered an offer or an invitation to acquire Entitlements or New Shares or any other financial products.

* The underwriting agreement entered into between the Company and the underwriters dated 15 March 2018 includes a clause which limits the obligations of an underwriter to subscribe for shares to the extent that, in doing so, it would have voting power in excess of 20% and so breach section 606 of the Corporations Act 2001 (Cth) (Act). The clause provides that the relevant underwriter must subscribe for those shares when it is able to do so without breaching section 606 of the Act. The operation of the clause does not impact that underwriter’s obligation to pay an amount equal to any shortfall on the relevant settlement date, such that the Company has certainty of funds in accordance with the offer timetable. Given successful completion of the Entitlement Offer, neither underwriter will need to rely on this clause on the issue date under the Retail Entitlement Offer.

For further information or other information, please contact:

United States	Australia

Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

Disclaimer

This announcement has been prepared for publication in Australia and may not be released to US news wire services or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. At this time, any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.